BOISE PAPER HOLDINGS, L.L.C.

BOISE FINANCE COMPANY

1111 West Jefferson Street, Suite 200

Boise, Idaho 83702

        June 11, 2010

VIA EDGAR AND FACSIMILE TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds,

Assistant Director

RE:

Acceleration request

Boise Paper Holdings, L.L.C., Boise Finance Company and each of the guarantors set forth on the signature page hereto Registration Statement on Form S-4 (File Nos. 333-166936 and 333-166936-01 through 333-166936-12)

Dear Mr. Reynolds:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Boise Paper Holdings, L.L.C., Boise Finance Company and each of the guarantors set forth on the signature page hereto (the “Registrants”) hereby request that the effectiveness of the above-referenced Registration Statement on Form S-4 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on Monday, June 14, 2010, or as soon as practicable thereafter.

In connection with this request, the Registrants acknowledge that:

(a)	should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the above-referenced Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

John Reynolds

United States Securities and Exchange Commission

Division of Corporation Finance

June 11, 2010

(c)	the Registrants may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that we be notified of such effectiveness by a telephone call to Margaret A. Brown of Skadden, Arps, Slate, Meagher & Flom LLP at (617) 573-4815 and that such effectiveness also be confirmed in writing.

Very truly yours,

BOISE PAPER HOLDINGS, L.L.C. BOISE FINANCE COMPANY BOISE CO-ISSUER COMPANY
BZ INTERMEDIATE HOLDINGS LLC BOISE PACKAGING & NEWSPRINT, L.L.C. BOISE WHITE PAPER, L.L.C.
BOISE CASCADE TRANSPORTATION HOLDINGS CORP. BOISE WHITE PAPER SALES CORP. BOISE WHITE PAPER HOLDINGS CORP.
BEMIS CORPORATION B C T INC. INTERNATIONAL FALLS POWER COMPANY
MINNESOTA, DAKOTA & WESTERN RAILWAY COMPANY

By:	/S/ KAREN E. GOWLAND
Name:	Karen E. Gowland
Title:	Vice President, General Counsel and Secretary

cc:	Margaret A. Brown, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP